Liminal BioSciences

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Notice of Availability of Proxy Materials for the Special Meeting of Shareholders of Liminal BioSciences Inc.

Meeting Date and Location:

When: Friday, January 20, 2023
8:30 a.m. (Eastern Standard Time)

Where: https://web.lumiagm.com/469778053

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You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

www.liminalbiosciences.com/ShareholderInformation

OR

www.sedar.com OR **http://www.sec.gov**

How to Obtain Paper Copies of the Proxy Materials

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Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than January 11, 2023, 8:30 a.m. (EST). If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

For Holders with a 15 digit Control Number:

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or proxy.

To obtain paper copies of the materials after the meeting date, please contact 1-888-959-4007.

For Holders with a 16 digit Control Number:

Request materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from Outside of North America - (905) 507-5450 and entering your control number as indicated on your Voting Instruction Form.

To obtain paper copies of the materials after the meeting date, please contact 1-888-959-4007.

Securityholder Meeting Notice

The resolution to be voted on at the meeting are listed below along with the Sections within the Management Information Circular where disclosure regarding the matter can be found.

1. **Resolution** (refer to "*Business of the Meeting – Resolution*" in the Management Information Circular)

Voting

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. You may vote in the manner indicated in the enclosed Form of Proxy, which includes voting via internet or telephone, or by completing and returning the enclosed **Form of Proxy** to Broadridge, at the specified address, or to Computershare at the Fold specified address prior 8:30 a.m. (Montreal time) on **January 18, 2023**, or any adjournment or postponement of the Meeting, in order for your shares to be voted at the Meeting.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

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